[redacted]

11016751

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~48462~~ 48204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westport Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
39 Old Ridgebury Road, Suite 5
(No. and Street)

Danbury	**CT**	**06810**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Jeanne Heller, President **203-837-3320**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	**NEW YORK**	**NY**	**10122**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

214

OATH OR AFFIRMATION

I, _Robert R. Schmidt__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Westport Financial Services, LLC, as of

DECEMBER 31, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

My Commission Expires
August 31, 2014

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METIS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • NEW YORK, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

To the Board of Directors of
Westport Financial Services, LLC
Danbury, Connecticut

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westport Financial Services, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 23, 2011

Westport Financial Services, LLC

Statement of Financial Condition
As of December 31, 2010

ASSETS		
Cash	$	704,556
Prepaid expenses and other assets		191,817
TOTAL ASSETS	**$**	**896,373**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Commissions payable	$	21,470
Payable to Parent (Note 3)		56,277
TOTAL LIABILITIES		77,747
MEMBERS' EQUITY		818,626
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**896,373**

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Westport Financial Services, LLC (the "Company") is wholly owned by Westport HRH, LLC, which is owned by Willis North America Inc. (the "Parent). The company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc., and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance, and mutual funds.

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition represents the operating assets and liabilities of the Company. The Parent provided the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying statement of financial condition may not be representative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

Income Taxes
The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes. Accordingly, the Company distributes to its Parent for its share of consolidated income taxes.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2010, the Company had financial instruments including cash, prepaid expenses, and payables. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity of these instruments.

3. Related-Party Transactions

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2010, the Company owes the Parent $8,530 for allocated management and accounting services and $31,994 for federal and state income taxes. The Company also has a payable to the Parent for $15,753 for its cash balance on deposit within the Parent's cash management system.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital as defined under such provisions. At December 31, 2010, the Company had net capital of $626,809 and a net capital requirement of $5,183.

5. Subsequent Events

Subsequent events have been evaluated through February 23, 2011, which is the date the statement of financial condition was available to be issued.

Westport Financial Services, LLC

Statement of Financial Condition

With Independent Auditor's Report
As of December 31, 2010

METis group LLC
CERTIFIED PUBLIC ACCOUNTANTS

Westport Financial Services, LLC

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